Exhibit 99.11

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-170295, 333-197080 and 333-212750 on Form S-8 and Registration Statement No. 333-278311 on Form F-10 and to the use of our reports dated February 18, 2025 relating to the financial statements of Hudbay Minerals Inc. (the "Company") and the effectiveness of the Company's internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2024.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada
March 26, 2025